Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

October 26, 2010

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, Edgar and the Company’s Web site, and disseminated to shareholders on October 26, 2010.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced the resignation of Duane Morris as Chief Operating Officer, effective October 29th, 2010. Mr. Morris has played an important role in expanding Response Biomedical during the past four years.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, October 26, 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced the resignation of Duane Morris as Chief Operating Officer, effective October 29th, 2010. Mr. Morris has played an important role in expanding Response Biomedical during the past four years.

As announced in the news release last month, September 13th, 2010, Response has undertaken a major restructuring and refocusing on the growth of the cardiovascular business. In continuing this process, the company has concluded that the role of COO is no longer appropriate. “The numerous contributions made by Mr. Morris during his tenure at Response are much appreciated by management and the Board,” said CEO, S.Wayne Kay. “We thank him for his leadership and wish him well in his future endeavors.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 26 October 2010